Beacon Properties, L.P.
                                 50 Rowes Wharf
                           Boston, Massachusetts 02110

                                 April 16, 1997


SSB Realty, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110

          Re: 225 Franklin Street

Gentlemen:

     We have today entered into a Memorandum of Agreement with respect to your proposed purchase and the proposed financing of 225 Franklin Street. This letter is the letter agreement referred to in the Memorandum of Agreement.

     This letter confirms that we have agreed that Beacon Properties, L.P., at such time as it purchases the property in accordance with the Memorandum, will pay to SSB Realty, Inc. the additional sum of $5,000,000, of which $3,000,000 shall be paid at Closing and $1,000,000 on each of the first and second anniversary dates of the Closing. If either payment is not made when due, in addition to any other remedies, you shall have the right to offset rent otherwise due under your lease. The lease will be amended to reflect this right. The $5,000,000 shall be absolutely net to you (other than your counsel fees); for example, any transfer taxes or title insurance premiums, if incurred, shall be borne by us.

     Furthermore, notwithstanding the provisions of the Memorandum of Agreement, provided that the Purchase and Sale Agreement between the seller and you does not preclude the same, you shall assign to us all of your right, title and interest in and to the Purchase and Sale Agreement in consideration of our agreement to pay to you the amount set forth in the preceding paragraph at the times set forth therein. In the event of such assignment to us, we will indemnify and hold you harmless from and against our failure to perform under the Purchase and Sale Agreement. In the event that the purchase price with the Seller is reduced below $275,000,000 for any reason other than reductions based upon the need for capital improvements or deferred maintenance discovered during the due diligence period, we will pay you at Closing one third of any such reduction.

     We also agree with you that in the event we acquire the Property pursuant to this letter or the Memorandum of Agreement we will fulfill the obligations of the landlord under your Lease and the Landlord and Tenant Work Agreement with respect to asbestos containing materials. You agree to provide an estoppel letter confirming the rent, the lease expiration date, options and the fact of no outstanding landlord defaults under all of your leases and work agreement, and such other matters as we may mutually agree.

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     Please confirm by executing the enclosed counterpart of this letter.

                                      Very truly yours,

                                      Beacon Properties, L.P.

                                      By: Beacon Properties Corporation,
                                          General Partner


                                          By: /s/ Charles H. Cremen
                                             ----------------------------
                                             Charles H. Cremens
                                             Senior Vice President


Agreed to and Confirmed

SSB Realty, Inc.


By: /s/ Thomas F. Cataldo
    --------------------------
    Thomas F. Cataldo
    President

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